[redacted]

14041872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) KS (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Scott Perkins 913-384-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd, Suite 310 (Address) Overland Park (City) KS (State) 66210 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

2014 OCT 31 PM 12:2?
SEC / MR
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President CEO

Title

Jennifer Drake

Notary Public

"NOTARY SEAL"
JENNIFER DRAKE, Notary Public
Johnson County, State of Kansas
My Commission Expires 12/28/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2014 OCT 31 PM 12:25
SEC / MR

PERKINS, SMART & BOYD, INC.

Table of Contents

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

Report on the Financial Statements
We have audited the accompanying financial statements of Perkins, Smart & Boyd, Inc. which comprise the statements of financial condition as of April 30, 2014 and 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. as of April 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirement, and reconciliation pursuant to Rule 17a-5(d)(4) as of April 30, 2014 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 6, 2014
Overland Park, Kansas

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition

April 30, 2014 and 2013

	2014	2013
Assets		
Current assets:		
Cash and cash equivalents	$ 21,801	$ 27,355
Commissions receivable	27,068	39,067
Income taxes receivable	849	6,852
Marketable securities at fair value (cost $6,943 and $7,945 at April 30, 2014 and 2013, respectively)	210,850	273,670
Prepaid expenses	1,364	1,264
Deferred income tax benefit	2,974	3,276
Total current assets	264,906	351,484
Office furniture, equipment and vehicle:	51,447	48,426
Less accumulated depreciation	37,607	33,415
Net office furniture, equipment and vehicle	13,840	15,011
Other assets:		
Deposits with clearing organizations	30,000	30,000
Other deposits	800	800
Total other assets	30,800	30,800
Total assets	$ 309,546	$ 397,295
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 18,024	$ 34,066
Payroll taxes payable	30,286	21,135
Deferred income tax liability	41,568	52,471
Total current liabilities	89,878	107,672
Stockholders' equity:		
Common stock, $10.00 par value, authorized 12,500 shares, issued and outstanding 3,180	31,800	31,800
Additional paid-in capital	5,000	5,000
Retained earnings	182,868	252,823
Total stockholders' equity	219,668	289,623
Total liabilities and stockholders' equity	$ 309,546	$ 397,295

See accompanying notes and independent auditor's report.

PERKINS, SMART & BOYD, INC.

Statements of Income

For the Years Ended April 30, 2014 and 2013

	2014	2013
Revenue:		
Commissions	$ 1,093,121	$ 1,304,431
Fees	33,432	29,483
Increase (decrease) in fair value of investments	63,530	27,719
Interest and dividend income	237,619	254,993
Total revenue	1,427,702	1,616,626
Expenses:		
Commissions	122,978	107,904
Salaries and benefits	874,229	1,037,565
Depreciation expense	4,193	3,792
Other operating expenses	508,365	530,817
Total expenses	1,509,765	1,680,078
Loss before income taxes	(82,063)	(63,452)
Income taxes (tax benefit):		
Current	(1,507)	(7,510)
Deferred	(10,601)	247
Total income taxes (tax benefit)	(12,108)	(7,263)
Net loss	$ (69,955)	$ (56,189)

See accompanying notes and independent auditor's report.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended April 30, 2014 and 2013

	Common Stock				
	Shares issued & outstanding	Amount	Additional paid-in capital	Retained Earnings	Total
Balance at April 30, 2012	3,180	$ 31,800	$ 5,000	$ 309,012	$ 345,812
Net loss				(56,189)	(56,189)
Balance at April 30, 2013	3,180	31,800	5,000	252,823	289,623
Net loss				(69,955)	(69,955)
Balance at April 30, 2014	3,180	$ 31,800	$ 5,000	$ 182,868	$ 219,668

See accompanying notes and independent auditor's report.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended April 30, 2014 and 2013

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

See accompanying notes and independent auditor's report.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows

For the Years Ended April 30, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net loss	$ (69,955)	$ (56,189)
Adjustments to reconcole net loss to net cash (used) by operating activities:		
Depreciation expense	4,193	3,792
(Increase) in fair value of investments	(63,530)	(27,719)
Income taxes paid (refunds received)	7,510	(5,552)
Current income tax expense (benefit)	(1,507)	(7,510)
Deferred income tax expense (benefit)	(10,601)	247
Other changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	11,999	(5,913)
(Increase) decrease in prepaid expenses	(100)	5,093
Increase (decrease) in accounts payable	(16,042)	14,976
Decrease in payroll taxes payable	9,151	(12,016)
Net cash (used) by operating activities	(128,882)	(90,791)
Cash flows from investing activities:		
Purchases of equipment	(3,022)	(13,546)
Proceeds, sale of marketable securities	126,350	58,513
Net cash provided by investing activities	123,328	44,967
Net decrease in cash and cash equivalents	(5,554)	(45,824)
Cash and cash equivalents		
Beginning of year	27,355	73,179
End of year	$ 21,801	$ 27,355

See accompanying notes and independent auditor's report.

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Perkins, Smart & Boyd, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. ***Cash Equivalents***
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

E. ***Marketable Securities***
Marketable securities consist of various equities, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements.

Generally accepted accounting principles (GAAP) defines fair value as the price that would be received in the sale of an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (that is, the date(s) of the Company's balance sheets). GAAP establishes a "fair value hierarchy" that requires the reporting entity to maximize use of observable, and at the same time minimize the use of unobservable, inputs in measuring fair value. The hierarchy is set forth as the three categories below, defined by inputs in order of decreasing observability:

Note 1 – Summary of Significant Accounting Policies ***(continued)***

Level 1 Quoted prices in active markets for identical assets

Level 2 Observable inputs other than the prices referred to in Level 1, such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These would include mutual funds and common stocks with quoted prices. GAAP requires that the reporting entity report the amounts of investment fair value that were determined by the inputs in each category. All of the Company's investments fall within Level 1.

F. ***Revenue Recognition***
Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

G. ***Income Taxes***
Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between earnings determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

H. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. ***Concentrations***
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2014, the Company had net capital

Note 2 – Net Capital Requirements ***(continued)***

of $139,584, which was $89,584 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was 0.64 to 1.

Note 3 – Marketable Securities

The following table presents the fair value measurements of investments recognized in the accompanying statements of financial condition that are measured at fair value on a recurring basis and the level within the GAAP fair value hierarchy in which the fair value measurements fall, together with the respective cost basis of the same investments, at April 30, 2014 and 2013:

		Fair Value Measurements Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Cost
At April 30, 2014:					
Common stocks					
Oil and gas pipelines	$ 210,850	$ 210,850			$ 6,943
	$ 210,850	$ 210,850	$ -	$ -	$ 6,943
At April 30, 2013:					
Common stocks:					
Basic materials	$ 26,040	$ 26,040	$ -	$ -	$ -
Credit services	56,980	56,980	-	-	1,002
Oil and gas pipelines	190,650	190,650	-	-	6,943
	$ 273,670	$ 273,670	$ -	$ -	$ 7,945

Note 4 – Income Taxes

The Company's aggregate (current plus deferred) income tax expense or benefit for the years ending April 30, 2014 and 2013 represent 14.8% and 11.4%, respectively, of its loss before income taxes for the periods. These percentages differ from the expected income tax rates that would apply to such income or loss, almost exclusively due to the impact of certain expenses that are not deductible in determining taxable income.

Note 4 – Income Taxes *(continued)*

Deferred income tax benefits and liabilities are provided for temporary differences between the financial statement and income tax basis of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income tax liability at April 30, 2014 and 2013 consisted of the following:

	2014	2013
Depreciation	$ 849	$ 793
Use of cash basis for income tax reporting	1,977	1,190
Unrealized gains in value of marketable securities not recognized for income tax reporting	38,742	50,488
Total deferred income tax liability	$ 41,568	$ 52,471

The principal components of the Company's deferred income tax benefits are as follow at April 30, 2014 and 2013, respectively:

	2014	2013
Carry forward of charitable contributions	$ 570	$ 370
Carry forward of capital losses	-	904
Kansas net operating loss carry forward	2,404	2,002
Total deferred income tax benefit	$ 2,974	$ 3,276

No valuation allowance is considered necessary as Management believes it is more likely than not that these benefits will be realized in future reporting periods.

By virtue of the statute of limitations regarding examination of income tax returns, the Company's Federal and state returns have been accepted as filed through the year ended April 30, 2009. The Company has received no notices regarding Federal or state tax returns for subsequent periods.

Note 5 – Operating Leases

The Company leases office space and an automobile under various operating leases. Minimum future obligations on these operating leases for the year to end April 30, 2015 are $37,833. Total rent expense under operating leases for the years ending April 30, 2014 and 2013 was $69,947 and $68,727, respectively.

Note 6 – Deposits

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

Note 7 – Employee Benefit Plan

The Company had a 401(k) plan for the benefit of all eligible employees; this plan was terminated in September 2012. During the years ended April 30, 2013 (the year of Plan termination) the Company made no matching contributions.

Note 8 – Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contract obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through June 6, 2014, the date which the financial statements were available to be issued.

Note 10 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of April 30, 2014

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2014

Net capital	
Total stockholders' equity	$ 219,668
Less ownership equity not allowable for net capital	
Prepaid expenses	(1,364)
Income taxes receivable	(849)
Office furniture, equipment and vehicle, net	(13,840)
Deferred income tax benefit	(2,974)
Other deposits	(800)
Total non-allowable assests	(19,827)
Tentative net capital	199,841
Less	
Haircuts on investments	(31,627)
Undue concentration	(28,630)
Net capital	$ 139,584
Aggregate indebtedness	
Total aggregate indebtedness	$ 89,878
Computation of basic net capital requirements	
Minimum net capital required	$ 50,000
Excess of net capital	$ 89,584
Ratio: aggregate indebtedness to net capital	.64 to 1

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2014

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(Included in Part II A of Focus Report as of April 30, 2014

Total ownership equity qualified for net capital per April 30, 2014, Part II A	$ 201,667
Decrease in office furniture, equipment and vehicles	(793)
Increase in income taxes receivable	849
Decrease in income tax liability	7,343
Decrease in deferred tax benefit	(302)
Decrease in deferred tax liability	10,903
Rounding	1
Total ownership equity qualified for net capital per April 30, 2014, audit report	$ 219,668
Non-allowable assets per April 30, 2014, Part II A	$ 20,073
Increase in income tax receivable	849
Decrease in office furniture, equipment and vehicles	(793)
Decrease in deferred tax benefit	(302)
Non-allowable assets per April 30, 2014, audit report	$ 19,827
Undue concentration per April 30, 2014, Part II A	$ 28,904
Decrease in undue concentration due to increase in tentative net capital	(274)
Undue concentration per April 30, 2014, audit report	$ 28,630
Net capital, as reported in Company's Part II A	$ 121,064
Increase in ownership equity qualified for net capital per April 30, 2014 audit report	18,520
Net capital, per April 30, 2014 audit report	$ 139,584

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2014

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or to detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.
Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, a described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 6, 2014
Overland Park, Kansas

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7, amended copy) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by Perkins, Smart & Boyd, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014 (and the Form X-17A-5 Part IIA 5th Focus for the month ended April 30, 2014) to the amounts reported on Form SIPC-7 for the year ended April 30, 2014, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (amended copy), noting no differences.
5. Compared the amount of the overpayment applied (line 2.C.) to the Amended Copy of the Form SIPC-7 filed for the fiscal year ended April 30, 2013.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 6, 2014
Overland Park, Kansas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 30 April, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020703 FINRA APR 7/23/1976
PERKINS SMART & BOYD INC
4330 SHAWNEE MISSION PKWY NO 204
SHAWNEE MISSION, KS 66205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2531

B. Less payment made with SIPC-6 filed (exclude interest) (1083)

Date Paid

C. Less prior overpayment applied (243)

D. Assessment balance due or (overpayment) 1205

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1205

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1205

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Perkins, Smart & Boyd, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 20 day of May, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 5/1, 2013
and ending 4/30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1427702
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	161989
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	98389
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	63530
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2240
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 89116	
Enter the greater of line (i) or (ii)	89116
Total deductions	415264
2d. SIPC Net Operating Revenues	$ 1012438
2e. General Assessment @ .0025	$ 2531 (to page 1, line 2.A.)